Exhibit (e)(33)

December 19, 2018

Paul Streck, M.D., M.B.A.

Dear Paul:

On behalf of Alder BioPharmaceuticals, Inc. (“Alder” or the “Company”), we are pleased to offer you a position of Chief Medical Officer, reporting to Bob Azelby, President and Chief Executive Officer. We will mutually agree on the start date, provided however, that such start date will be no later than February 10, 2019.

The terms under which we offer you this position, in their entirety, are as follows.

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Compensation: Your position is classified as exempt for purposes of wage and hour laws. Your starting salary will be $465,000.00 annually, which will be paid on a monthly basis. You will also be eligible for a 45% target bonus starting with the 2019 calendar year. A salary review will take place annually, and will be linked to an evaluation process. Your first salary review will take place in January 2020.

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Sign-On Advance: The Company will also pay you an advance payment in the amount of $50,000, less standard payroll deductions and withholdings (the “Sign-On Advance”), to be paid with your first paycheck after the date you sign this offer letter. You will earn the full amount of the Sign-On Advance if you remain continuously employed with the Company for a total of twenty-four (24) months from your employment start date, as set forth in this paragraph. Accordingly, you acknowledge and agree that if the Company terminates your employment for Cause (as defined by the Alder Executive Severance Benefit Plan) or if you resign from the Company without Good Reason (as defined by the Alder Executive Severance Benefit Plan), in either case within twenty-four (24) months of your employment start date, then you will be obligated to repay the full amount of the Sign-On Advance to the Company within thirty (30) days of your employment separation date. You will not be obligated to repay the Sign-On Advance to the Company if you resign from the Company for Good Reason, the Company terminates your employment without Cause, your employment terminates as a result of your death or disability, or your employment terminates in the case of a Change in Control Termination (as defined by the Alder Executive Severance Benefit Plan) (each of these reasons being a “Qualifying Reason”).

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Retention Advance: You will be eligible to receive an additional advance payment in the amount of $50,000, less standard payroll deductions and withholdings (the “Retention Advance”), to be paid with your first paycheck after the one-year anniversary of your employment start date. You will earn the full amount of the Retention Advance if you remain continuously employed with the Company for a total of twenty-four (24) months from your employment start date, as set forth in this paragraph. Accordingly, you acknowledge and agree that if the Company terminates your employment for Cause or if you resign from the Company without Good Reason, in either case within twenty-four (24) months of your employment start date, then you will be obligated to repay the full amount of the Retention Advance to the Company within thirty (30) days of your employment separation date. You will not be obligated to repay the Retention Advance to the Company in the event your employment terminates due to a Qualifying Reason.

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Stock Options: The Board views stock option grants as an important portion of the compensation package. As a material inducement to your acceptance of this offer, subject to approval by the Board, Alder is pleased to offer you a non-statutory option (the “Option”) to purchase 250,000 shares of common stock of the Company, with an exercise price equal to the fair market value of a share of common stock as of the date of grant, which will be effective on your employment start date. The Option will vest with respect to twenty-five percent (25%) of the shares underlying the Option on the one-year anniversary of your employment start date and the remaining seventy-five percent (75%) of the shares underlying the Option will vest in equal monthly installments over the thirty-six (36) month period following the one-year anniversary of your employment start date, subject to your continued service with the Company through each relevant vesting date. The Company understands that you would not accept employment with the Company but for the granting of this award. This grant will be subject to the terms of a non-shareholder approved equity incentive plan to be approved by the Board pursuant to the “inducement exception” provided under NASDAQ Listing Rule 5635(c)(4). We anticipate that the terms of this plan and the applicable stock option agreement will be similar to the terms of the Company’s other equity incentive plan and standard form of stock option agreement thereunder. Alder hereby acknowledges that it has or will register the Option on a Form S-8 as soon as practicable.

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Relocation: In connection with this offer of employment, Alder agrees to provide you with relocation assistance, subject to the provisions of this section. Your relocation package includes the following elements:

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Alder will reimburse you for certain expenses relating to your relocation from New Jersey to the Seattle area, such as closing costs on the sale of your New Jersey home, and career transition services for your spouse (the “Relocation Expenses”). These reimbursable Relocation Expenses shall not exceed $85,000.00 and are only payable upon submission of appropriate documentation for expenses. To the extent that you are required to recognize in taxable income any of the Relocation Expenses, the Company shall pay you an additional amount, such that after the payment of all federal and state income and employment taxes on the Relocation Expenses, you shall retain an amount equal to the Relocation Expenses.

•	In addition to reimbursement of the Relocation Expenses, Alder will provide you with:

•	6 months of temporary housing

•	Shipment of household goods plus two automobiles

•	6 trips between New Jersey and Washington

•	Travel expenses for 3 family visits to Washington for your wife and three daughters

You must submit any requests for reimbursement of the Relocation Expenses by December 31, 2019. If you voluntarily terminate your employment other than for Good Reason within 12 months of your official start date with Alder, you will be required to reimburse Alder for 100% of the Relocation Expenses reimbursed to you or paid on your behalf (including any tax gross-up). If you voluntarily terminate your employment other than for Good Reason within 13-24 months of your official start date with Alder, you will be required to reimburse Alder for 50% of the Relocation Expenses reimbursed to you or paid on your behalf. You hereby expressly authorize the Company to withhold from your final paycheck any amounts owed to Alder, and you agree to repay any balance due in four equal quarterly installment payments, the first payment to be made on the last business day of the month following the month in which your termination is effective.

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Benefits: As a full-time employee you will be entitled to participate in our employee benefit programs, including medical and dental insurance programs. The details of these plans will be described on your first day of work. As a Chief Medical Officer, you will be a participant in the Alder Executive Severance Benefit Plan. You will be eligible for 4 weeks of paid vacation time per year. In addition, Alder observes the following paid holidays: Memorial Day, Independence Day, Labor Day, Thanksgiving, Friday after Thanksgiving, and the week of Christmas to New Year’s Day.

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Bonus repayment benefit: In the event that your employment with Alder begins earlier than February 5, 2019, and as a result of your commencement of employment with Alder you do not receive from Insmed, Inc. (“Insmed”) a 2018 annual bonus of $250,000 or more, then Alder will pay you an advance payment in the amount of $250,000 minus the amount of 2018 annual bonus you received from Insmed (which such amount you shall be required to support upon request by Alder), less standard payroll deductions and withholdings (the “Insmed Bonus Advance”). The Insmed Bonus Advance, if any, will be paid to you on Alder’s regular payroll paydate that occurs on February 28, 2019, provided that Insmed has by that time determined and paid any and all 2018 annual bonuses for its employees. The Insmed Bonus Advance will be deemed earned in two tranches. Specifically, if you remain employed with Alder through the first anniversary of your Alder employment start date, then you will earn one-half of the Insmed Bonus Advance on such one-year anniversary date; if you remain employed with Alder through the second anniversary of your Alder employment start date, then you will earn the other half of the Insmed Bonus Advance on such two-year anniversary date. If you voluntarily terminate your employment at any time prior to the two-year anniversary of your Alder employment start date, then you agree to, and will be required to, pay back to Alder any unearned amounts of the Insmed Bonus Advance. You hereby expressly authorize Alder to withhold from your final paycheck or any other amounts owed to you any amount of the Insmed Bonus Advance owed to Alder, and you agree to repay any balance due within 30 days of your employment termination date. You will not be obligated to repay the Insmed Bonus Advance to the Company in the event your employment terminates due to a Qualifying Reason.

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Bonus equity benefit: In the event that, as a result of your commencement of employment with Alder, an applicable share number of your Insmed equity awards that would have vested in January 2019 do not vest, then Alder will pay you an advance payment in the amount of $50,000, less standard payroll deductions and withholdings (the “Equity Advance”). The Equity Advance, if any, will be paid to you on Alder’s regular payroll pay date that occurs on February 28, 2019, provided that Insmed has decided that such shares have not vested by that time. The Equity Advance will be deemed earned in two tranches. Specifically, if you remain employed with Alder through the first anniversary of your Alder employment start date, then you will earn one-half of the Equity Advance on such one-year anniversary date; if you remain employed with Alder through the second anniversary of your Alder employment start date, then you will earn the other half of the Equity Advance on such two-year anniversary date. If you voluntarily terminate your employment at any time prior to the two-year anniversary of your Alder employment start date, then you agree to, and will be required to, pay back to Alder any unearned amounts of the Equity Advance. You hereby expressly authorize Alder to withhold from your final paycheck or any other amounts owed to you any amount of the Equity Advance owed to Alder, and you agree to repay any balance due within 30 days of your employment termination date. You will not be obligated to repay the Equity Advance to the Company if you resign from the Company for Good Reason, or in the case of a Change in Control Termination.

•	Offer of Employment Expiration Date: This offer expires January 11, 2019.

In accordance with Washington State law, the employment opportunity that we offer is of indefinite duration and may continue as long as you and the Company consider it of mutual benefit. Either you or the Company is free to terminate the employment relationship at will and at any time, with or without cause. Likewise, all terms of your employment here are subject to change at Alder’s sole discretion. Any representations to the contrary that have been made to you are unauthorized and are formally rescinded.

Assuming that you accept this offer of employment, we will ask you to sign a copy of our Invention and Proprietary Information Agreement. At this time, we will need attached to this agreement a listing of any and all patents that you have invented or co-invented. We will need these items before your work at Alder begins.

We hope you will consider this offer of employment favorably and join us in pursuing our scientific and business goals here at Alder. If you have any questions regarding any of the above information, please contact me at 425 205 2922.

To accept this offer, please sign and return one copy of this letter to us.

Sincerely,

/s/ Bob Azelby

Bob Azelby
President and Chief Executive Officer

I accept this offer:

/s/ Paul Streck	12/20/18
Signature	Date